AMENDMENT NO. 37

TO THE DECLARATION OF TRUST OF

NORTHERN INSTITUTIONAL FUNDS

(a Delaware statutory trust)

This Amendment No. 37 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Institutional Funds (the “Trust”) amends, effective May 21, 2026, the Agreement and Declaration of Trust of the Trust dated as of July 1, 1997, as amended (the “Declaration of Trust”).

WHEREAS, on May 21, 2026, the Board of Trustees of the Trust unanimously voted to authorize an additional series of shares of beneficial interest in the Trust named the Northern Trust Stablecoin Cash Reserves Portfolio (the “New Portfolio”) with two separate classes of shares: Service Shares and Premier Shares;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1.

An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into two separate classes of shares designated as Service Shares and Premier Shares in the New Portfolio.

2.

Each share of each such class of the New Portfolio shall have all the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Declaration of Trust with respect to the New Portfolio’s shares of beneficial interest.

3.	All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

4.	Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.